# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MeiraGTx Holdings plc, CIK 0001735438
CUSIP: G59665102
Title of class of securities: Ordinary Shares, nominal value $0.00003881 per share
Address of issuer's principal executive offices: 450 East 29th Street, 14th Floor, New York, New York (NY), 10016
Date of event which requires filing of this statement: 12/31/2025
Amends the filing with accession number 0001193125-18-201131
Filed by CIK 0001224962
Persons authorized to receive notices and communications: Alexander Rakitin, Perceptive Advisors LLC, 51 Astor Place, 10th Floor, New York, New York (NY), 10003, (646) 205-5345

## Reporting persons
- Perceptive Advisors LLC (CIK 0001224962): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,441,562; sole dispositive power 0; shared dispositive power 10,441,562; aggregate amount beneficially owned 10,441,562 (12.9% of the class)
- Joseph Edelman (CIK 0001164426): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,441,562; sole dispositive power 0; shared dispositive power 10,441,562; aggregate amount beneficially owned 10,441,562 (12.9% of the class)
- Perceptive Life Sciences Master Fund, Ltd. (CIK 0001249675): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 10,441,562; sole dispositive power 0; shared dispositive power 10,441,562; aggregate amount beneficially owned 10,441,562 (12.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value $0.00003881 per share
Name of issuer: MeiraGTx Holdings plc
Address of issuer's principal executive offices: 450 East 29th Street, 14th Floor, New York, New York (NY), 10016

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are amended and supplemented as follows:

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentages set forth in row 13 are based on 80,490,889 outstanding Ordinary Shares as of October 28, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025, and give effect to the exercise of 115,459 vested stock options and 95,000 shares issuable upon the settlement of deferred share units that the Advisor has rights to pursuant to a management fee offset, as described below.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference. Ellen Hukkelhoven, the Head of Investment Research of the Advisor, holds (i) stock options exercisable for a total of 115,459 Ordinary Shares, all of which are currently exercisable, and (ii) 140,000 deferred share units, of which 95,000 have vested or will vest within 60 days.
Transactions in the class effected during the past sixty days: On December 31, 2025, the Master Fund sold 2,300,000 Ordinary Shares to the Issuer at a price per share of $7.91 pursuant to the Share Purchase Agreement (as defined in Item 6 below). Item 6 of the Schedule 13D is incorporated by reference. Except as described herein, none of the Reporting Persons has effected any transaction in the Ordinary Shares in the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is amended and supplemented as follows:

On December 31, 2025, the Master Fund entered into a share purchase agreement (the "Share Purchase Agreement") with the Issuer, pursuant to which the Issuer agreed to purchase 2,300,000 Ordinary Shares from the Master Fund at a price of $7.91 per share (which was the volume-weighted average price (VWAP) per share on the Nasdaq Global Select Market on December 31, 2025), for an aggregate purchase price of $18,193,000 (the "Share Repurchase"). The transaction contemplated by the Share Purchase Agreement is expected to close on January 5, 2026.

Pursuant to the terms of the Share Purchase Agreement, the Master Fund agreed that it and its affiliates will not, without the Issuer's prior written consent, sell, transfer or dispose of any Ordinary Shares (the "Lock-Up Securities"), or any securities convertible into or exercisable or exchangeable for the Ordinary Shares, or otherwise make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale of the Lock-Up Securities, until twelve (12) months from the closing date of the Share Repurchase, provided that the foregoing restriction does not prohibit (a) the Master Fund from transferring any Lock-Up Securities to the Issuer or any transfers contemplated by the Securities Purchase Agreement, including the Share Repurchase; or (b) the disposition of Lock-Up Securities pursuant to (i) any merger, consolidation or similar transaction to which the Issuer is a constituent corporation, (ii) a bona fide tender offer or exchange offer made to all of the holders of capital stock by a person or entity other than the Master Fund (or any of its affiliates or any person or entity acting on behalf of or as part of a group or in concert with the Master Fund or any of its affiliates), (iii) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the Master Fund, or to any investment fund or other entity controlling, controlled by, managing or managed by the Master Fund or affiliates of the Master Fund, or (iv) as part of a distribution, transfer or disposition by the Master Fund to the Master Fund's stockholders, current or former partners (general or limited), members, beneficiaries or other equity holders, or to the estates of any such stockholders, partners, beneficiaries or other equity holders.

The foregoing description of the Share Purchase Agreement is qualified in its entirety by reference to the full text of the agreement, a copy of which is included as Exhibit 6 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 6 Share Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 2, 2026)

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (01/02/2026)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (01/02/2026)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (01/02/2026)